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March 22, 2011

VIA EDGAR AND FEDERAL EXPRESS

Ms. Amanda Ravitz

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

U.S.A.

RE:	NXP Semiconductors N.V. Registration Statement on
Form F-1 (File No. 333-172713), Filed on March 10, 2011

Ladies and Gentlemen:

On behalf of NXP Semiconductors N.V. (the “Company”), we hereby submit for your review Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement (the “Registration Statement”) of the Company, originally filed with the Securities and Exchange Commission (the “Commission”) on March 10, 2011 pursuant to the Securities Act of 1933, as amended. An electronic version of Amendment No. 1 has been concurrently filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system. We have enclosed four copies of Amendment No. 1, which have been marked to show changes made to the Registration Statement.

In addition, we are providing the following responses to the comments contained in the comment letter of the staff of the Commission (the “Staff”) to the Company, dated March 21, 2011 relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein.

Registration Statement on Form F-1

1.	We note your pending application for confidential treatment for Exhibit 2.1. We will provide any comments on the request in a separate letter. Please resolve any comments on your application before requesting acceleration of the effective date of this registration statement.

We note the Staff’s comment and await receipt of the separate letter regarding the Company’s application for confidential treatment for Exhibit 2.1. We respectfully inform the Staff that, as mentioned in the Company’s application for confidential treatment, Dover Corporation has previously filed the agreement referred to as Exhibit 2.1, with the Commission, with a request for confidential treatment on the same basis. See Exhibit 2.1 of Dover Corporation’s filing on Form 10-K filed on February 11, 2011 (File No. 1-4018).

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SIMPSON THACHER & BARTLETT LLP	MARCH 22, 2011

Exhibit 5A

2.	Counsel may not attempt to limit reliance. Please file a revised opinion that does not include the limitation on reliance in Section 6.1.

In response to the Staff’s comment, counsel has revised their opinion in Exhibit 5.1 to the Registration Statement and the Company has filed such revised opinion.

* * * * *

Please note that the Company has included certain changes to the Registration Statement other than those in response to the Staff’s comments.

Should you have any questions regarding this filing or wish to discuss the above responses, please do not hesitate to contact Nicholas J. Shaw at +44-(0)20-7275-6558, Sinjini Saha at +44-(0)20-7275-6159 or Daniel Kwon at +44-(0)20-7275-6537 of Simpson Thacher & Bartlett LLP.

Very truly yours,

/s/    Nicholas J. Shaw

Nicholas J. Shaw

Enclosures

cc: Aslynn Hogue